UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

Genworth Financial, Inc. [CIK: 1276520]

2. Name of Person Relying on Exemption:

Scott Klarquist

3. Address of Person Relying on the Exemption:

Available Upon Request

4. Written Material. The following written materials are attached:

Open Letter to Genworth Shareholders.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Open Letter to Genworth Shareholders:

April 17, 2024

Dear Fellow Genworth Shareholders,

By now you should have received the notice of Genworth's upcoming annual meeting, currently scheduled for 9am on May 23, 2024. The undersigned last communicated with you during the 2022 proxy season, when I urged my fellow GNW shareholders to withhold their votes from Compensation Committee directors Karen E. Dyson, Jill R. Goodman, Melina E. Higgins and Robert P. Restrepo Jr. (see my DFAN14A EDGAR filing dated April 6, 2022). While our stock price has appreciated substantially since then, unfortunately various problems with GNW's corporate governance (and, consequently, overall corporate structure) remain. Thus, to send a message to management that the status quo at Genworth is simply not good enough, for the reasons set forth below I again recommend that you withhold your votes from these same four directors (who still constitute GNW's compensation committee) at the 2024 annual meeting. (NOTE: I realize that both (A) our largest shareholders (braindead index funds that collectively own over one-third of GNW outstanding stock) and (B) the proxy advisors (who suffer from conflicts of interest that render them virtually toothless in opposing anything management wants), in my view, could not care less about corporate governance, however I hope at least a few sentient and engaged long-term GNW holders out there may read this and be spurred into action to help effect positive change at our company.)

FLAWED PEER GROUP = EXORBITANT EXECUTIVE COMPENSATION

Genworth's executive compensation system is only as good as the decisions collectively made by the Compensation Committee Directors. In other words, "garbage in, garbage out." Since almost every public company (including ours) benchmarks its compensation practices against those of a self-selected peer group, it is instructive to analyze the peer group set forth on page 66 of Genworth's 2024 proxy statement (the "Genworth Peer Group"), which includes the following 15 companies (market cap data as of April 15, 2024):

American Financial Group ($10B market cap)

Assurant Inc. ($9B market cap)

Brighthouse Financial, Inc. ($3.0B market cap)

Cincinnati Financial Corp. ($18B market cap)

CNA Financial Corp. ($12B market cap)

CNO Financial Group Inc. ($2.8B market cap)

Fidelity National Financial, Inc. ($13B market cap)

First American Financial Corp. ($5.8B market cap)

Globe Life Inc. ($5.3B market cap)

Hanover Insurance Group, Inc. ($4.6B market cap)

Kemper Corporation ($3.5B market cap)

Lincoln National Corp. ($4.7B market cap)

Principal Financial Group Inc. ($19B market cap)

Reinsurance Group of America Inc. ($12B market cap)

Unum Group ($9.6B market cap)

As shown above, the Genworth Peer Group bears no resemblance to our company with respect to market capitalization, which is usually (in my experience reviewing proxy statements) a key determinant in identifying peer groups (in addition to type of business). In fact, Genworth's current market cap of $2.5B is smaller than EVERY SINGLE ONE OF THE 15 CONSTITUENTS OF THE GENWORTH PEER GROUP and is just 28% of the AVERAGE MARKET CAP OF $8.8B FOR THE GENWORTH PEER GROUP. In other words, the average market cap of the Genworth Peer Group is over 3.5X that of our company! In determining executive compensation, Genworth has no business comparing itself to competitors with market caps so much larger; rather, Genworth should compare itself to similar companies in the $1 billion to $3 billion market cap range, such as mortgage insurer NMI Holdings Inc , or "NMIH" (current market cap: $2.4B), a direct peer of GNW's 81.6%-owned subsidiary Enact Holdings (or "ACT"). Over the past three fiscal years, NHIM's top-5 C-suite executives made in aggregate only about 70% of the compensation of Genworth's ($42.9MM for NMIH for 2021-2023 versus $61.7MM for GNW for 2021-2023; Source: 2024 GNW and NMIH Proxy Statements, Summary Compensation Tables). Note, however, that GNW's executive compensation table in its 2024 proxy does NOT include the payments made to ACT's top-5 executives. Importantly, ACT is the only GNW entity to which the market ascribes any substantive value, as evidenced by GNW's sum-of-the-parts calculation (i.e., GNW's enterprise value represents a fraction of the value of its 81.6% ACT stake, meaning the market attributes a negative value to GNW's life insurance companies). If the compensation paid to ACT's senior executives were included in the calculation, collectively GNW and ACT have paid their C-suite denizens over 2.5X(!) what NMIH has paid its top-5 over the past three fiscal years (GNW/ACT: 109.5MM; versus NMIH: $42.9MM). Perhaps unsurprisingly for a company that appears to prioritize its shareholders by properly reining in corporate expenses, in 2023 the ratio of the total compensation of NMIH's CEO to its average employee was a 48:1, whereas the same ratio for Genworth's CEO was 83:1. (See page 93 of Genworth's 2024 Proxy Statement.)

IMPENETRABLE AND CONSTANTLY CHANGING FINANCIAL METRICS USED IN DETERMINING EXECUTIVE COMPENSATION

In perusing the 2024 GNW proxy statement, one notices that the Discussion of Proposal 2 (Advisory Vote on Executive Compensation) runs an astounding 46 pages (from p. 59 to p. 105). No doubt GNW's management knows that hardly any shareholders have the time or inclination to actually read through the entirety of this section in order to determine how to vote on the compensation proposal. It is much easier to simply rubber stamp it "YES" on the assumption that our Board of Directors is up the challenge of designing a compensation system that actually makes logical sense (and indeed in most years at public companies such proposals tend to receive well over 90% support from shareholders). However, I have done the actual work to read and (try to) understand the rationale behind GNW's senior executive compensation system, and frankly I find it woefully lacking in aligning the financial interests of our C-suite executives with those of shareholders (spoiler: management always wins, no matter whether shareholders do likewise).

First, GNW's owners should note that the financial metrics used are hopelessly convoluted (not to mention malleable) to the point of being nearly indecipherable. Take the following definition of "Adjusted Operating Income" on page 79 of the proxy, used to determine 80% of the long-term incentive compensation for the 2021 to 2023 time period (for these three years, the target for 100% payout was $1.315B and the maximum for 200% payout was $1.580B):

"Adjusted Operating Income (Loss) shall mean U.S. GAAP income (loss) from continuing operations excluding the after-tax effects of income (loss) from continuing operations attributable to noncontrolling interests, net investment gains (losses), goodwill impairments, gains (losses)on the sale of businesses, gains (losses) on the early extinguishment of debt, gains (losses) on insurance block transactions, restructuring costs and other adjustments, net of taxes. Adjusted Operating Income (Loss) was adjusted for purposes of management performance evaluation to exclude the impacts from in-force reserve changes from future period assumption changes, methodology changes, changes in foreign exchange rates, tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act of 2017 (the "Tax Cuts and Jobs Act"), legal fees and settlement costs related to merger & acquisition litigation, any strategic deal-related expenses (e.g. 3rd party legal, actuarial or reinsurance support for negotiating or implementing a transaction), and professional fees related to the implementation of the Long Duration Targeted Improvements ("LDTI") accounting standard. Adjustment to the 3-year cumulative measurement was applied based on strategic transactions in 2021, 2022 or 2023 that are not included in forecast assumptions."

Shareholders are duly assured in the proxy that "Adjusted Operating Income achieved the maximum performance level. Final payout was certified at 200% based on Company performance". Good luck figuring out how and why this was true, given (A) the definition above and (B) the fact that no calculations proving this supposed fact are included in the proxy! It is simply "take our word for it" from the Compensation Committee.

Moreover, the Compensation Committee continually tweaks the long-term incentive compensation metrics in a way that seems to achieve the most favorable payout outcomes for management. For example, in determining 80% of the 2021 to 2023 payout for long-term incentive compensation, the Compensation Committee specifically excluded 2023's Adjust Operating Income for the life insurance subsidiaries because LDTI accounting changes caused it to be negative: "New accounting guidance related to LDTI was effective for us on January 1, 2023 (with transition adjustments as of January 1, 2021), and this guidance was expected to have extensive [EDITOR: negative] changes primarily impacting U.S. Life Insurance. Accordingly, the 2023 Adjusted Operating Income (Loss) for U.S. Life Insurance has been excluded from the 2023 target." By my calculations, including 2023's adjusted GAAP operating loss for GNW's LTC and Life & Annuities operations would have DECREASED the final result for 2021-2023 adjusted operating income BY OVER $500MM (and probably caused it to fall below the target number of $1.315B). How convenient (for management) to exclude this negative mark!

The Compensation Committee also conveniently (again, for management) changed the 2022 to 2024 metric to measure statutory adjusted income for the life companies (instead of GAAP adjusted income), and then further modified the 2023 to 2025 metric to measure so-called "core" statutory adjusted income for the life companies (no explanation for what is "core" versus "non-core") for the same reason (each such change likely achieves a better financial result for management). Also, why is the target for 2022-2024 set at $2.275B, while the target for 2023-2025 is lowered by a whopping 36% to $1.460B??? GNW shareholders are apparently the last to know.

Last (and certainly not least), I find it highly suspicious that the annual incentive payouts for 2023 all totaled either 160% or 150% of base salary, which itself is a repeat of prior years (the listed executive officers routinely get assigned approximately the same annual bonus percentage, no matter what metrics are used to determine said percentage). How likely is it that each member of the C-suite deserves the same annual bonus percentage, without regard to either financial performance or the total shareholder return during the year versus peers?

GENWORTH'S DUPLICATIVE CORPORATE STRUCTURE MAKES NO SENSE FOR SHAREHOLDERS

At the end of the day, in my opinion the above-discussed compensation issues highlight an even more important fact, namely that GNW's overall corporate structure no longer makes logical sense from a shareholder perspective . All of the value attributed to GNW by the market lies in its Enact subsidiary, yet GNW management seems uninclined to do the rational thing and spin off this equity stake to shareholders. Doing so would obviously undermine GNW's CEO's "CareScout" / LTC empire-building plans, which consumed about $30MM in shareholder funds last year and is expected to cost even more this year, with no payoff for this huge investment in sight anytime soon (Q4 2023 earnings call: "We have been focused on building the foundation necessary to reenter the long-term care insurance business with new funding solutions in 2024 through our new subsidiary, CareScout Insurance. We also invested approximately $30 million in CareScout services in 2023, in line with our guidance. We plan to invest an additional approximately $35 million in 2024 as we build out the CareScout Quality network"). GNW's owners (the shareholders) thus labor under a duplicative corporate structure, underwriting the cost of two holdcos (GNW and ACT) governing one value-retaining asset (ACT's mortgage insurance sub).

As mentioned above, as of a recent date GNW's ACT stake is valued well above GNW's entire enterprise value:

GNW's 81.6% ACT Stake (4/15) = $3.79B (128.8MM ACT shares X $29.4 PPS)

GNW's EV (4/15) = $3.09B ($2.58B market cap plus $0.51B net debt)

ACT Stake / GNW EV = 1.23X

Thus, if GNW were to simply (A) pay off its net debt of approximately $500MM via one or more sales of ACT shares and (B) spin off the remainder of ACT stock to its shareholders (while leaving a modest amount of funds, perhaps $25MM or so, at the Holdco to see the life subs through runoff), GNW shareholders would receive ACT stock worth about $7.40 per GNW share owned, a premium of 26% to GNW's market price . Note that on GNW's Q4 2023 earnings call, CEO McInerney confirmed that the company had finally used up its net tax assets, previously a handy excuse to leave the current corporate structure in place ("For the full year [2023], we received a total of $234 million of net intercompany tax payments. We have now fully utilized our available tax assets, meaning we will have less net cash inflows during 2024 to deploy"). Following a spinoff, GNW shareholders could obtain full value for their ACT stock, instead of suffering (as currently) from a conglomerate discount. In addition, the GNW RemainCo (collectively, the life subsidiaries GLIC, GLAIC and GLICNY) would likely receive at least an "option" valuation from the market of $1 or $2 per share, while GNW could continue to submit requests to various state regulators for LTC rate increases. GNW's owners could therefore see a total realized value of approximately $8.40 to $9.40 per share for their stock upon liquidation, representing huge potential upside to the current market price of sub-$6 per share (without regard to other potentially value-enhancing actions concerning the asset side of the balance sheet). But realizing this value depends on GNW management doing the right thing for shareholders, rather than prioritizing their own interests (continued lucrative employment).

SUCCESSION PLANNING: GNW DIRECTORS (STILL) ASLEEP AT THE WHEEL?

One other thing GNW shareholders can depend upon: its so-called "independent" directors being remiss in performing their duty to facilitate a timely CEO succession plan. James McInerney has been in office at GNW for well over a decade (he became CEO in December 2012), during which the stock price gone nowhere (and with no dividends paid to shareholders), yet the 2024 proxy makes only passing boilerplate references to succession planning. Where is the GNW CEO succession plan? What in the world are the "independent" GNW directors waiting for? It is well past time for a new CEO. The current chief executive has had ample time to create shareholder value and has failed miserably (on top of that, he routinely dumps his stock in the open market, apparently unconvinced of his own ability to get the stock price appreciably higher in the future). Our company would do much better for shareholders downsizing via an ACT stock spinoff and life subsidiary runoff, as outlined above (which would render Mr McInerney's $10MM per year compensation drain unnecessary). The fact that this would be financially inconvenient for the CEO should be of no concern for any "independent" director that takes his or her fiduciary duty to GNW shareholders seriously. Perhaps staying in the CEO's good graces by rubber-stamping his empire-building (thereby insuring a continued $200K+ directorship position involving minimal work) is more important to our "independent" directors, however.

CONCLUSION

GENWORTH SHAREHOLDERS, PLEASE MAKE YOUR VOICES HEARD ON MAY 23RD AT THE ANNUAL MEETING BY VOTING "WITHHOLD" REGARDING THE ELECTION OF INCUMBENT COMPENSATION (AND "SUCCESSION PLANNING") COMMITTEE MEMBERS DYSON, GOODMAN, HIGGINS AND RESTREPO! OUR COMPENSATION COMMITTEE HAS APPARENTLY LEARNED NOTHING SINCE I LAST CONTACTED YOU TWO YEARS AGO. THE TIME TO REMEDY OUR DYSFUNCTIONAL SENIOR EXECUTIVE COMPENSATION SYSTEM, AS WELL AS GNW'S DUPLICATIVE AND SUBOPTIMAL CORPORATE STRUCTURE, IS NOW. PLEASE VOTE TODAY!

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

info@sevencornerscapital.com

(646) 592-0498